BPK RESOURCES, INC ANNOUNCES NAME CHANGE TO

iCARBON CORPORATION

AND REVERSE STOCK SPLIT AND SHARE ISSUANCE

FOR IMMEDIATE RELEASE, DELANO, PA.—July 25, 2006. BPK Resources, Inc. (OTCBB:BPKR) (the “Company”)today announced that it has amended its articles of incorporation to change its name to iCarbon Corporation and to effect a reverse stock split of its common stock outstanding at a ratio of one share for every six shares outstanding. After giving effect to the reverse split, 15,965,068 shares of the Company’s common stock were outstanding. The Company also announced that, effective today, the Company issued 16,398,142 shares of its common stock pursuant to the terms of certain convertible notes and Series C and Series D Preferred Stock, after which issuance the Company’s issued and outstanding shares of common stock total 32,363,210.

The Company’s new symbol on The OTC Bulletin Board is “ICRB”.

Thomas G. Dugan, Co-Chairman of iCarbon Corporation stated, “We are pleased to announce the name change and reverse stock split. We believe the new name of the Company better identifies our business of mining, manufacturing and selling carbon based materials, which has become the Company’s primary business since the merger of BPK Resources and Graphite Technology in April. By reducing the number of outstanding shares of our common stock our share capital is more consistent with other public companies with a similar anticipated market capitalization. Following the merger in April the Company raised approximately $11.5 million in private placement securities. The consolidation of the Company’s shares now allows the Company to exchange approximately $7 million of Preferred Stock and convertible notes to equity capital, improving the Company’s financial position and its ability to compete more effectively.”

About iCarbon Corporation

iCarbon Corporation is engaged in the business of mining, manufacturing and selling natural and synthetic graphite, carbon based materials and bulk industrial minerals and materials for use in numerous industries and applications. The Company has manufacturing/processing facilities located in New York and Pennsylvania and owns mining rights to operate graphite mines in Canada, Madagascar and China. The Company is an ISO certified manufacturer: ISO 9001: 2000.

This news release contains forward-looking statements that are subject to certain risks and uncertainties that may cause actual results to differ materially from those projected on the basis of such forward-looking statements. The statement in this release regarding the ability to compete more effectively in the future is a forward looking statement. Such forward-looking statements are made based on management's beliefs, as well as assumptions made by, and information currently available to management pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are not guarantees of future performance or events and are subject to known and unknown risks and uncertainties that could cause the Company's actual results, events or financial position to differ materially from those included within the forward-looking statements. These factors include the current dependence on foreign suppliers for raw materials, greater resources of competitors, fluctuating prices for graphite and carbon materials, our title to mines being challenged, industry regulation as well as other factors. Readers should reference the Company's Annual Report on Form 10-KSB and its other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligations to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof, other than as required by law.

Contact:

Cathy Olive

Vice President

iCarbon Corporation

(800) 672-7979

c.olive@gtg-inc.com